UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

On May 9, 2021, the Board of Directors (the “Board”) of Taoping Inc. amended the company’s 2016 Equity Incentive Plan (the “Plan”) to, among other things, increase the maximum amount of ordinary shares issuable under the Plan by 4,166,666 to 5,000,000 and extend the term of the Plan to five (5) years from the date of adoption and approval of the amended Plan by the Board. The company effectuated a six-for-one share combination on July 30, 2020 and as a result, the ordinary shares authorized to be issued under the original Plan were proportionately reduced from 5,000,000 to 833,334.

The foregoing description of the Plan is qualified in its entirety by reference to the text of the Plan, a copy of which is incorporated by reference as Exhibit 4.1 hereto.

On May 10, 2021, the Board appointed Ms. Liqiong (Iris) Yan as Chief Financial Officer of the company. Certain biographical information regarding Ms. Yan included in Exhibit 99.1 hereto is hereby incorporated by reference into this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021	TAOPING INC.

	By:	/s/ Iris Yan
Iris Yan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

4.1	Taoping Inc. 2016 Equity Incentive Plan, as amended
99.1	Press Release, dated May 10, 2021